U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K    [ ] Form 10-Q   [ ]  Form N-Sar

For Period Ended: December 31, 2002
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       [  ]      Transition Report on Form 10-K
       [  ]      Transition Report on Form 20-F
       [  ]      Transition Report on Form 11-K
       [  ]      Transition Report on Form 10-Q
       [  ]      Transition Report on Form N-SAR

       For the Transition Period Ended:
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       If the  notification  related to a portion of the filing  checked  above, identify the Item(s) to which the notification relates: N/A
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Part I -- Registrant Information
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Full Name of Registrant:                         Microfinancial Incorporated
Former Name if Applicable:                       N/A
Address of Principal Executive Office:           10-M Commerce Way
                                                 Woburn, Massachusetts  01801
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Part II -- Rules 12b-25(b) and (c)
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The Registrant  seeks relief  pursuant to Rule  12b-25(b)  because the Form 10-K could not be timely filed without unreasonable effort or expense. The Registrant further represents that:

       [ X ] The reasons described in Part III of this form could not be eliminated without unreasonable effort or expense;

       [ X ] The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date;

       [   ] The  accountant's statement  or  other  exhibit  required  by  Rule
12b-25(c) has been attached.

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Part III -- Narrative
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As a result of  unforeseen  delays in  connection  with the  preparation  of the
Registrant's annual financial statements, the Registrant is unable to file its Annual Report on Form 10-K within the prescribed time period. The Registrant cannot eliminate the reasons for its inability to file the foregoing Report without unreasonable effort and/or expense. The foregoing Report will be filed no later than the fifteenth calendar day following the prescribed due date for the Report.
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Part IV -- Other Information
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       (1) Name and  telephone  number of person  to  contact  in regard to this notification

      Laura N. Wilkinson, Esq.               (401) 276-6607
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          (Name)                        (Area Code) (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

                                                      [ X ]  Yes        [  ]  No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ X ]  Yes        [  ]  No

              As noted in the Registrant's press release as filed on a Form 8-K dated March 10, 2003, as a result of decreased originations in fiscal 2002,preliminary revenues for the year ended December 31, 2002 decreased 18.0% to $126.8 million compared to $154.0 million during the same period in fiscal 2001. The net loss for the year ending December 31, 2002 was $22.1 million versus net income of $16.3 million for the same period last year. Fully diluted earnings per share for the year was a loss of $1.72 on 12,862,834 shares.

       Microfinancial Incorporated has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                                   MICROFINANCIAL INCORPORATED


Date:  March 31, 2003                              By: /s/ James R. Jackson, Jr.
                                                      --------------------------
                                                       James R. Jackson, Jr.
                                                       Chief Financial Officer